14041744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-17550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2013 (Date) AND ENDING July 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Goldberg & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

Suffern	New York	10901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary M. Goldberg — (800) 433-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREIDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary M. Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Goldberg & Co., Inc. as of July 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANNINE BARBOSA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6218782
Qualified in Orange County
My Commission Expires March 08, 2018

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GARY GOLDBERG & CO., INC.
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2014

AND

INDEPENDENT AUDITORS' REPORT

GARY GOLDBERG & CO., INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Gary Goldberg & Co., Inc.

We have audited the accompanying statement of financial condition of Gary Goldberg & Co., Inc. as of July 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Gary Goldberg & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company. Also, as disclosed in Note 15 to the financial statements, generally accepted accounting principles require that certain entities under common control be consolidated by the Company. The Company has not consolidated an entity that meets the criteria for consolidation. Quantification of the effect of these departures from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not practicable to determine.

In our opinion, except for the effect of not consolidating certain entities as explained in the paragraph above, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Gary Goldberg & Co., Inc. as of July 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Gary Goldberg & Co., Inc.'s financial statements. The supplemental information is the responsibility of Gary Goldberg & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
September 26, 2014

GARY GOLDBERG & CO., INC.
STATEMENT OF FINANCIAL CONDITION

JULY 31, 2014

ASSETS		
Cash	$	752,878
Commissions receivable		78,533
Deposit with clearing organization		50,000
Due from clearing broker		2,170,536
Investments in unconsolidated subsidiaries, at cost		16,286
Property and equipment - at cost, net		53,577
Due from shareholder		141,815
Due from affiliate		38,544
Other assets		97,253
	$	3,399,422
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	485,402
Income taxes payable		128,680
Due to subsidiary		1,525,951
		2,140,033
Commitments		
Liabilities subordinated to claims of general creditors		720,000
Stockholders' equity		
Preferred stock, 12.5% cumulative convertible, $100 par value per share, authorized 10,000 shares, issued 2,452 shares and 2,392 shares outstanding; liquidation value $100 per share		239,200
Common stock, class A - $0.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and 227,572 shares outstanding of voting stock and 181,328 shares outstanding of non-voting stock		4,089
Additional paid-in capital		2,263,864
Accumulated deficit		(1,956,459)
Treasury stock, at cost, 11,350 shares of common stock - class A; and 60 shares of 12.5% cumulative convertible preferred stock		(11,305)
		539,389
	$	3,399,422

See notes to financial statements.

GARY GOLDBERG & CO., INC.
STATEMENT OF INCOME

YEAR ENDED JULY 31, 2014

Revenues	
Commissions	
Insurance	$ 4,625,253
Trading	121,396
Other	37,266
	4,783,915
Expenses	
Employee compensation and benefits	2,683,632
Commission expense	6,700
Interest	81,572
Clearance charges	129,967
Communications	31,857
Occupancy	307,281
Advertising and promotional costs	267,643
Quotation services	47,971
Regulatory fees	37,520
Depreciation and amortization	14,308
Consulting	10,765
Seminars and education	42,876
Insurance	65,880
Accounting and audit	101,722
Travel and entertainment	258,170
Other operating expenses	580,776
	4,668,640
Income before taxes	115,275
Income taxes	66,850
Net income	$ 48,425

See notes to financial statements.

GARY GOLDBERG & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2014

	Capital Stock		Additional Paid-in	Accumulated	Treasury	Total Stockholders'
	Preferred	Common *	Capital	Deficit	Stock	Equity
Balance at August 1, 2013,	$ 239,200	$ 4,089	$ 2,263,864	$ (2,004,686)	$ (11,305)	$ 491,162
Net income	-	-	-	48,425	-	48,425
Dividends paid	-	-	-	(198)	-	(198)
Balance at July 31, 2014	$ 239,200	$ 4,089	$ 2,263,864	$ (1,956,459)	$ (11,305)	$ 539,389

See notes to financial statements.

GARY GOLDBERG & CO., INC.
STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2014

Cash flows from operating activities		
Net income	$	48,425
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		14,308
Changes in assets and liabilities		
Commissions receivable		54,465
Due from clearing broker		(1,932,621)
Due to subsidiary		1,445,286
Due from affiliate		(436)
Other assets		(17,147)
Accounts payable and accrued expenses		278,629
Income taxes payable		37,969
Net cash used in operating activities		(71,122)
Cash flows from financing activities		
Due from shareholder		315,936
Issuance of subordinated note		200,000
Repayment of subordinated note		(250,000)
Dividends paid		(198)
Net cash provided by financing activities		265,738
Net increase in cash		194,616
Cash, beginning of year		558,262
Cash, end of year	$	752,878
Supplemental cash flow disclosures		
Interest paid	$	80,716
Income taxes paid		390,658

See notes to financial statements.

GARY GOLDBERG & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JULY 31, 2014

Balance, August 1, 2013	$	770,000
Increases		
Issuance of subordinated note		200,000
Decreases		
Repayment of subordinated notes		(250,000)
Balance, July 31, 2014	$	720,000

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gary Goldberg & Co., Inc. (the "Company") was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979, the name was again changed to Gary Goldberg & Co., Inc.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker-dealer of products consisting primarily of insurance annuities and mutual funds. The Company is headquartered in Suffern, New York and has sales offices in New York, New Jersey and Connecticut.

The Company has two wholly owned subsidiaries that have not been consolidated in these financial statements. These subsidiaries are Gary Goldberg Planning Services, Inc. ("GGPS"), which provides investment advisory services, and Gary Goldberg Advisory Services, Inc. ("GGAS"), which is currently inactive. Generally accepted accounting principles ("GAAP") require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at various banks. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation and Amortization

Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives or the term of the lease, whichever is shorter.

Revenue Recognition

Commission income received from a clearing organization from the sale of mutual fund shares is recorded on a settlement date basis. Commissions derived from the marketing of insurance investments and annuity investments are recorded on a trade date basis.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Promotion
The Company expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the year ended July 31, 2014 totaled $267,643.

Income Taxes
Federal, state and local income tax returns are subject to examination by tax authorities for three years from the date of filing.

Subsequent Events
These financial statements were approved by management and available for issuance on September 26, 2014. Management has evaluated subsequent events through this date.

2 - COMMISSIONS RECEIVABLE

The Company had receivables of $78,533 as of July 31, 2014, which were due from insurance providers for commissions it earned on customers' transactions.

3 - DEPOSITS WITH CLEARING ORGANIZATION

The Company has a clearing deposit of $50,000 with the clearing broker pursuant to requirements set forth by the clearing broker. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $50,000.

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization, under an agreement with an initial term expiring May 2015. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated any time after the initial term by either party after giving 90 days written notice.

4 - INVESTMENT IN SUBSIDIARY

The Company has an investment of $16,286 in its wholly-owned subsidiary, Gary Goldberg Planning Services, Inc., which is carried at cost. The Company has not consolidated this subsidiary, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations and cash flows of the Company are not practicable to determine.

5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 501,114
Office equipment	32,495
Leasehold improvements	159,259
Telephone equipment	94,557
	787,425
Less - Accumulated depreciation and amortization	(733,848)
	$ 53,577

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated notes are held by Joan Goldberg. Joan Goldberg is a member of the Board of Directors and the wife of Gary M. Goldberg. Interest expense related to these notes was approximately $67,000 for the year ended July 31, 2014.

Borrowings under these subordination agreements consist of the following:

Maturity Date	Annual Interest Rate	Principal Amount
April 30, 2015	10%	$ 570,000
November 2, 2018	7%	150,000
		$ 720,000

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

7 - PREFERRED STOCK

Each share of preferred stock is convertible into 50 shares of class A –voting common stock, at any time at the option of the holder. The owner of 99.5% of preferred stock (see Note 9) has waived his right to receive dividends.

8 - INCOME TAXES

The Company files consolidated Federal and combined state income tax returns with its wholly-owned subsidiaries, GGPS and GGAS. The provision for income taxes consists of the following:

Current	
Federal	$ 44,434
State	22,416
	$ 66,850

The Federal tax provision differs from the tax provision resulting from the application of the Federal statutory rate, primarily due to non-deductible meals and entertainment, officer's life insurance and the state income tax provision.

9 - RELATED PARTY TRANSACTIONS

Majority Shareholder
Gary M. Goldberg, CEO, GGPS and other related parties own 99.54% of the common stock of the Company. Pursuant to an employment agreement with the Company covering the year ended July 31, 2014, he received compensation in the form of a base salary and bonus totaling $300,000 and $700,000, respectively, plus benefits as defined in the agreement.

Preferred Stock
Approximately 99.5% of the preferred stock is held by a trust, the beneficiaries of which are family members of Gary M. Goldberg.

Stock Dividends
Gary M. Goldberg and all related parties have waived their right to receive dividends on their common stock holdings. The trust has waived its right to receive dividends on its preferred stock holdings and common stock holdings.

Due From Shareholder
As of July 31, 2014, the Company had advanced $141,815 to Gary M. Goldberg, which is due on demand. The advances are non-interest bearing.

Due From Affiliate
The Company made advances to an affiliate totaling $38,544 as of July 31, 2014, which are due on demand. The advances are non-interest bearing.

Operating Expenses
Certain expenses, consisting primarily of occupancy, travel and entertainment, and office expenses, are allocated between the Company and its subsidiary, GGPS, under an expense sharing agreement. Under the terms of the agreement, most expenses are allocated 50% to each entity. Under the amendment effective August 1, 2010, all venue costs and costs of marketing are allocated 90% to GGPS and 10% to the Company. These expenses are included in seminars and education in the accompanying statement of income. As of July 31, 2014, the Company has a balance of $1,525,951 due to GGPS relating to these expense allocations and income allocations.

9 - RELATED PARTY TRANSACTIONS (Continued)

Employee Compensation and Benefits

Most employees of the Company are also employees of GGPS. All employees are paid by GGPS and the respective salaries are then allocated to the Company based on services provided. Employee benefits are also allocated between the two companies.

See Notes 6 and 11 for additional related party information.

10 - PENSION AND PROFIT SHARING

The Company has a safe harbor 401(k) plan which covers substantially all full time employees. In accordance with the provisions of section 401(k) of the internal revenue code, participants are permitted to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a nonselective basis to each eligible participant as described by the plan and may not be less than 3% of an employee's compensation. In addition, the employer may make a discretionary profit sharing contribution subject to certain limitations. Pension plan expense for the year ended July 31, 2014 was approximately $23,000.

11 - COMMITMENTS

Facility Leases

The Company leases office space in Suffern, New York from Goldberg Montebello, LLC, an entity owned by Gary and Joan Goldberg. The lease expires February 28, 2016 and requires monthly payments of $10,293 plus a pro-rata portion of operating and maintenance expenses and real estate taxes.

The Company leases additional office space at locations in New York and Connecticut under annual leases expiring on various dates through 2016.

Rent expense totaled $274,769 for the year ended July 31, 2014, including rent paid to the related party of $176,130.

11 - COMMITMENTS (Continued)

Vehicle and Equipment Leases

The Company leases vehicles and copiers under operating leases expiring at various periods through 2018. Lease expense for these leases totaled approximately $72,000 for the year ended July 31, 2014.

Future minimum commitments under all operating leases are as follows:

Year Ending July 31,	
2015	$ 263,730
2016	156,769
2017	63,480
2018	5,737
	$ 489,716

Employment Agreements

Gary M. Goldberg has an employment agreement with the Company that provides for compensation in the form of salary, commissions, incentive bonuses, and benefits. Under the amended agreement dated May 27, 2014, Mr. Goldberg's compensation includes an annual base salary of $300,000, an annual performance bonus, as approved by the Board of Directors based on Company profitability, and certain benefits, as defined and will terminate on July 31, 2016. The agreement also provides for certain payments to him, his wife and/or his estate in the event of his disability or death.

The Company has entered into annual employment agreements with certain other key employees that provide for a period of compensation under certain conditions.

12 - GUARANTEES

The Company entered into a guarantee agreement under which it guarantees certain amounts due to the preferred shareholders of GGPS upon the occurrence of a redemption event, as defined, and may not transfer its shares of common stock of GGPS unless the transferee agrees to assume this guarantee. As of July 31, 2014 no redemption event has taken place.

13 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen times net capital. At July 31, 2014, the Company had net capital of $911,914, which exceeds requirements by $769,245. The Company's ratio of aggregate indebtedness to net capital was 2.347 to 1.

14 - MAJOR SOURCES OF REVENUE

The Company earned commission revenue on sales from annuity products offered by two major insurance providers, which accounted for 38% and 55% of sales for the year ended July 31, 2014. Related commissions receivable totaled $78,527 at July 31, 2014.

15 - VARIABLE INTEREST ENTITIES

Under certain conditions, generally accepted accounting principles require the consolidation of entities where the usual condition (ownership of a majority voting interest) of consolidation does not apply. If a controlling financial interest exists through arrangements that do not involve voting interests, a company may have exposure (variable interest) to the economic risks and potential rewards from the activities of variable interest entities ("VIE"). If a company holds a majority of the variable interests of another entity, it is considered the primary beneficiary, and consolidation of the VIE is required.

Under the above guidelines, the Company has control over an entity that is considered to be a VIE. The entity owns real estate, a significant portion of which is leased to the Company and to GGPS. The Company is considered to be the primary beneficiary of the activities of this entity.

The Company has not consolidated the VIE, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not practicable to determine.

16 - SUBSEQUENT EVENTS

On September 24, 2014, the Company executed an agreement to sell substantially all of the assets of the Company and certain specified liabilities. The purchaser also executed an employment contract with Gary Goldberg which expires December 31, 2019. The closing is expected to occur prior to December 31, 2014 subject to regulatory approvals.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF JULY 31, 2014

GARY GOLDBERG & CO., INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2014

Computation of net capital		
Total stockholders' equity	$	539,389
Additions		
Liabilities subordinated to claims of general creditors		720,000
		1,259,389
Deductions and/or charges		
Non-allowable assets		347,475
Net capital	$	911,914
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	2,140,033
Aggregate indebtedness	$	2,140,033
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	142,669
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	142,669
Excess net capital	$	769,245
Excess net capital at 1000 percent	$	697,911
Ratio - Aggregate indebtedness to net capital		2.347 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of July 31, 2014)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	391,266
Intercompany accounts payable reclassification and income tax provision adjustment		649,211
Decreases resulting from July 31, 2014 audit adjustments, net		(128,563)
Net capital, as included in this report	$	911,914

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Gary Goldberg & Co., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) Gary Goldberg & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gary Goldberg & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Gary Goldberg & Co., Inc. stated that Gary Goldberg & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gary Goldberg & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gary Goldberg & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
September 26, 2014

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Oliver Pursche, President of Gary Goldberg & Co., Inc. (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(ii).
4. The Company met this exemption during the entire fiscal year ending July 31, 2014 without exception.

Gary Goldberg & Co., Inc.

Dated: 9/12/14 By: [signature]

Oliver Pursche, President

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
of Gary Goldberg & Co., Inc.

In accordance with rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2014, which were agreed to by Gary Goldberg & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Gary Goldberg & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gary Goldberg & Co., Inc.'s management is responsible for Gary Goldberg & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
September 26, 2014

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

GARY GOLDBERG & CO., INC.

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED JULY 31, 2014

Period Covered	Date Paid	Amount
General assessment reconciliation for the period August 1, 2013 to July 31, 2014		$ 171.98
Payment schedule:		
Prior year SIPC-7 overpayment applied		(1,632.11)
Overpayment applied to subsequent year		$ (1,460.13)